                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           Allis-Chalmers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.15 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   019 645 407
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam M. Fox, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [ ]
                 -

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 9 sequentially numbered pages

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.  019645407                                           PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     RER CORP.
--------------------------------------------------------------------------------
  2
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)

     SC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER                    250,000

                               -------------------------------------------------
                                8    SHARED VOTING POWER                       0
        Number of Shares
     Beneficially Owned by     -------------------------------------------------
         Each Reporting         9    SOLE DISPOSITIVE POWER              250,000
          Person with
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    250,000

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      2.2%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                                       CO

--------------------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.  019645407                                           PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     AL-CH COMPANY, L.P.
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER                          0

                               -------------------------------------------------
                                8    SHARED VOTING POWER                       0
        Number of Shares
     Beneficially Owned by     -------------------------------------------------
         Each Reporting         9    SOLE DISPOSITIVE POWER                    0
          Person with
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  0.0%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
                                                   PN

--------------------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.  019645407                                           PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    ROBERT E. NEDERLANDER

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER                    339,310

                               -------------------------------------------------
                                8    SHARED VOTING POWER                       0
        Number of Shares
     Beneficially Owned by     -------------------------------------------------
         Each Reporting         9    SOLE DISPOSITIVE POWER              339,310
          Person with
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   339,310

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       2.9%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
                                                       IN

--------------------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.  019645407                                           PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    LEONARD TOBOROFF
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER                    589,309

                               -------------------------------------------------
                                8    SHARED VOTING POWER                       0
        Number of Shares
     Beneficially Owned by     -------------------------------------------------
         Each Reporting         9    SOLE DISPOSITIVE POWER              589,309
          Person with
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     589,309

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        5.1%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
                                                         IN

--------------------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                           ALLIS-CHALMERS CORPORATION

     This Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") amends and supplements the Statement on Schedule 13D filed on September 16, 1992, as amended and supplemented by Amendment No. 1 to the Statement on
Schedule 13D relating to the event date of May 9, 2001 by Robert E. Nederlander and Leonard Toboroff which relates to the common stock, par value $.15 per share (the "Common Stock"), of Allis-Chalmers Corporation (the "Issuer").


ITEM 1.  SECURITY AND ISSUER

     Item 1 is amended and restated in its entirety to read as follows:

     Securities acquired:  The Common Stock

     Issuer:  Allis-Chalmers Corporation (the "Issuer")
              8150 Lawndale Avenue
              Houston, TX  77012


ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is amended and restated in its entirety to read as follows:

     (a) This Schedule 13D is being filed for RER Corp., AL-CH Company, L.P., Robert E. Nederlander and Leonard Toboroff (collectively, the "Reporting Persons").

     (b) The principal address and/or office of Leonard Toboroff is 39 North Moore Street, Apt. 6B, New York, NY 10013. The principal address of all other Reporting Persons is c/o Nederlander Company L.L.C., 1450 Broadway, 20th Floor, New York, NY 10018.

     (c) Mr. Nederlander has been President and/or a Director since November 1981 of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of live theaters, and is also Co-Managing Partner of Nederlander Company L.L.C., owner and/or operator of theaters outside New York City. Mr. Nederlander became Chairman of the Board of the Issuer in May 1989; from 1993 through October 1996 he was Vice Chairman, and thereafter he remained solely a director.

     Mr. Toboroff has been Vice President of Varsity Brands, Inc., formerly Riddell Sports Inc., since April 1988 and a Vice Chairman of the Board and an Executive Vice President of the Issuer since May 1989.

     RER Corp. is a Delaware corporation controlled by Mr. Nederlander.

     AL-CH Company, L.P. ("AL-CH") was a Delaware limited partnership. A Certificate of Cancellation of Limited Partnership of AL-CH was filed with the Secretary of State of the State of Delaware on December 19, 2001. The general partners of AL-CH, Q.E.N.

Inc., a Michigan corporation, and Lenny Corp., a Delaware corporation, are controlled by Messrs. Nederlander and Toboroff, respectively.

     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Nederlander and Mr. Toboroff is a United States citizen. RER Corp. is a Delaware corporation. AL-CH Company, L.P. is a Delaware limited partnership.


ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is amended and restated in its entirety to read as follows:

     On May 9, 2001, OilQuip Rentals Inc., a Delaware corporation ("OilQuip"), was merged with and into Allis-Chalmers Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the "Merger"), pursuant to the terms of an Agreement and Plan of Merger dated May 9, 2001, a copy of which is attached as an exhibit hereto (the "Merger Agreement").

     Pursuant to the Merger Agreement, the Issuer issued 400,000 shares of Common Stock to the former stockholders of OilQuip (including 10,000 shares of Common Stock issued to RER Corp.) and agreed to issue an additional 9,600,000 shares of Common Stock (including 240,000 shares of Common Stock to be issued to RER Corp.) on the date the Certificate of Incorporation of the Issuer is amended to authorize the issuance of such shares. On October 15, 2001, an Amended and Restated Certificate of Incorporation of the Issuer (the "Amendment") was filed with the Secretary of State of the State of Delaware, and the above-referenced additional 9,600,000 shares of Common Stock were issued, including the 240,000 shares of Common Stock issued to RER Corp.

     On October 15, 2001, the Issuer and Mr. Toboroff entered into a Stock Option Agreement pursuant to which a stock option (the "Toboroff Option") to purchase 500,000 shares of the Common Stock became exercisable. The Toboroff Option was originally granted on May 31, 2001 but was not exercisable until the Issuer filed the Amendment.

     In December 2001, AL-CH effected the transfer of all of the shares of Common Stock of the Issuer held by it to the partners of AL-CH, including the 89,310 shares transferred to Q.E.N. Inc. (a corporation controlled by Mr. Nederlander), the 64,303 shares transferred to Leonard Toboroff P.C. Profit Sharing Trust 002 and the 25,006 shares transferred to Lenny Corp. (a corporation controlled by Mr. Toboroff). On December 19, 2001, a Certificate of Cancellation of Limited Partnership of AL-CH was filed with the Secretary of State of the State of Delaware. AL-CH no longer beneficially owns any shares of Common Stock.

     Each of the Reporting Persons acquired shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire or dispose of shares of Common

Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

     Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended and restated in its entirety to read as follows:

     (a) and (b) As stated in Item 4 above, AL-CH no longer beneficially owns any shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Nederlander includes: (i) the 250,000 shares of Common Stock held by RER Corp. and (ii) the 89,310 shares of Common Stock held by Q.E.N. Inc. Accordingly, Mr. Nederlander may be deemed to be the beneficial owner of 339,310 shares of Common Stock, or 2.9% of the outstanding shares of Common Stock as of the date hereof. The number of shares of Common Stock beneficially owned by Mr. Toboroff includes: (i) the 500,000 shares of Common Stock issuable upon exercise of the Toboroff Option, (ii) the 64,303 shares held by Leonard Toboroff P.C. Profit Sharing Trust 002 and the 25,006 shares held by Lenny Corp. Accordingly, Mr. Toboroff may be deemed to be the beneficial owner of 589,309 shares of Common Stock, or 5.1% of the outstanding shares of Common Stock as of the date hereof.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 11,588,128 outstanding shares of Common Stock of the Issuer as of October 15, 2001.

     (c) On October 15, 2001, 240,000 shares of Common Stock were issued to RER Corp. pursuant to the Merger Agreement. In December 2001, AL-CH effected the transfer of all of the shares of Common Stock of the Issuer held by it to the partners of AL-CH, including the 89,310 shares transferred to Q.E.N. Inc., the 64,303 shares transferred to Leonard Toboroff P.C. Profit Sharing Trust 002 and the 25,006 shares transferred to Lenny Corp.

     (d) Not applicable.

     (e) AL-CH and Nederlander ceased to be the beneficial owners of more than five percent of the Common Stock on December 19, 2001 and will not be included in future amendments of the Schedule 13D.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    RER CORP.

                                      By: /s/ Robert E. Nederlander
                                          --------------------------------------
                                              Robert E. Nederlander
                                              President

                                      AL-CH COMPANY, L.P.

                                      By:     Q.E.N. Inc., its general partner

                                      By: /s/ Robert E. Nederlander
                                          --------------------------------------
                                              Robert E. Nederlander
                                              President

                                      and

                                      By:     Lenny Corp., its general partner

                                      By: /s/ Leonard Toboroff
                                          --------------------------------------
                                              Leonard Toboroff
                                              President

                                       /s/ Robert E. Nederlander
                                       -----------------------------------------
                                       Robert E. Nederlander

                                       /s/ Leonard Toboroff
                                       -----------------------------------------
                                       Leonard Toboroff

Dated: December 20, 2001